Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On September 8, 2011, Ecolab Inc. made a live presentation to professional investors in St. Paul, MN.  Below is a transcript of the presentation.  Portions of the presentation unrelated to the proposed Nalco transaction have been redacted.

Presentation Transcript

[Information unrelated to the proposed Nalco transaction has been omitted.]

Doug Baker:                            So what I want to walk through is several things. And it is semantically what we’re going to talk about, and importantly what I want to do is catch you up. We do this every two years, and so certainly we’ve got some interesting topics to talk about at this meeting, which we will be sure to cover. But we also did a lot in the last couple of years, which we think is important foundationally because what we worked to do on a very regular basis is make sure that we always increase our opportunity and increase our capability as a company, while delivering. And so, during the last two years, we completed our European business systems integration effort where we took 33 disparate systems that’ll collapse on a single SAP. There were no announcements any quarter that we missed because we had problems or any other issues. And so, SAP, I would call it a joyless exercise, right. We successfully have migrated the European systems, we’re on a platform, and this then, of course, allowed us to announce a restructuring, which means taking out the costs that the systems was designed to enable to us to take out. And so, we are now in that process. We call it Renaissance, and we announced the transformation in January. And we see 1,000 points of potential EBITOI or EBIT margin increase, and we have walked through and explained how we expect to get that. And we talked about 100 basis points this year and 200 plus in each of the next years, in 2012 and 2013. And that remained our plan and it remained a focus point, even in light of new announcements.

Also during the last couple of years we have acquired five companies, we sold a company, and obviously one of the five was this Nalco merger that we have announced, and clearly is going to be an important topic of conversation today. Erik Fyrwald, the Chairman and CEO from Nalco is here, as are several other Nalco team members. And so, Erik will address the group as well, and we’re all going to be available for questions and answers.

We just announced this week $1 billion share repurchase that will start right after closing of the Nalco deal. We have done a lot of work on financing. We understand the credit markets. If you recall, when we announced the Nalco merger, it was before the U.S. federal government had even figured out its debt ceiling deal, so there was some uncertainty, if you might, in the credit markets. We’ve certainly weighed through a lot of that. Our finance team and treasury team have done, as usual, a great job, and we are in a fairly clear position today, and we will talk more about that as well.

So what do we want to accomplish today? We certainly want to talk about the Ecolab business. Our business has been improving in performance. We’ve been gaining momentum. We want to share some highlights. You’re going to get a very detailed overview by each of the business leads. We’re going to talk about the Nalco merger, specifically, as well. How we believe that enhances an already strong story. And you will, importantly, get a first-hand look at the Ecolab leadership team as we walk through each of the presentations. And we have a very deep team, so we’re always proud to share with you, right, the team that drive this day-in and day-out. You’ll also see our innovation first-hand, hence the trade show and the booths around here. We also have some of the Nalco innovations that really excites us because we know we can leverage it beyond just the businesses Nalco’s using it in today. And we have an R&D tour. And I would really encourage you, if you can do that. I think it’s terrific. So we’ve got a team ready and standing by to take you through. And the reason it’s so important is, this is a tour that many of our customers go on. And so, what you’re going to see, I think is how we position the technology to customers, and how we talk to them about it so that you can get a, I think first-hand look and understand the relevance of this technology, given what’s going on in the market today.

So our agenda. A number of Ecolab business presentations, Nalco introduction with Erik. We have a trade show at lunch or a trade show, excuse me, at the break. At lunch we’re going to have a number of tables set up, they’re small tables, and we’ll have an Ecolab or a Nalco executive at each of those tables, so you can grab the table that you choose. But it gives you, I think, a more intimate opportunity to talk and ask questions of one of our executives. And then, of course, the R&D tour that we talked about, which will follow the formal presentations.

So if there’s an overall theme, it’s this. Ecolab, I would also say Nalco, are two really good companies that are both getting better. So in Ecolab’s case, our core business has been strengthening. We talked that at the end of our second quarter, during our second quarter announcement. We’ve got very strong new business activity, right. How you drive business success doesn’t change, even though the economic environment changes. You may change the priorities or where you’re putting emphasis, but the way you grow a company is you’ve got to convince more customers to buy more stuff from you. And so, we have always got to be on point, making sure that we’ve got the right innovation to attract new customers, that we have the right innovation to drive, if you will, penetration in existing customers. We’ve got to make sure that we’ve got the right teams running the business, focused on what matters. And we’ve got to have the right sales and service talent out there. These are the fundamental that are true always. They’re endearing and you can’t take your eye off of them. And it’s exactly these fundamentals, which have allowed us to rebuild and rekindle our organic sales strength.

Nalco merger, we believe, makes us an even stronger company on a whole variety of fronts. I think Erik will give the perspective of how the merger makes Nalco stronger, too. But from an Ecolab perspective, it makes us an even stronger growth company. We think our growth profile improves. We believe fully that we can manage a predictability, the transparency that we operate under, the way we present ourselves to the investment community. Frankly, internally it’s not going to change. We want to make sure that people understand what’s driving the business, what’s working and what’s not. And we will talk about the predicability later on. We will maintain a strong balance sheet. Steve’s going to walk through the financing plan, and also share where we expect to end up as a result of all this. And net, this combination positions Ecolab going forward in a better situation no matter what the economic situation is.

So I’ve seen a number of you over the last few weeks as we’ve been out talking this story. I would say sometimes the conversation almost turns like there might be a double dip as a result of this merger. I would say that’s not exactly true. What I would say is this; that I can’t predict what’s going to happen economically. We have always thought that we are in for a long slog of really mediocre 1%-2% growth. And that’s basically what we see. And that’s what we forecasted at the beginning of the year. We didn’t forecast a double dip. We didn’t forecast a strong second half recovery either. And right now I would say that’s what we at. And so, we’re arguing whether we’re in a recession. I don’t know. If it’s negative 1% GDP, we aren’t sensitive enough to know it or feel it. What we feel is exactly what we thought we would get, which is a cruddy economy. And we can do fine in that. I would say this merger puts us in a better situation in the event of a double dip, in the event of a cruddy economy or in the event of an upturn. And that’s really what we have to do, as a leadership team, is make sure we position the company to thrive in whatever economic conditions are presented to us, and that’s the job. And I think we’ve fully done that.

So Ecolab. Our story, I think is well understood, but it’s always worth reminding. Our promise to our customers: cleaner, safer, healthier. We serve three basic industry sets: the institutional or foodservice and hospitality; the industrial, food and beverage is the largest but it also has textile care, it’s 30% of our sales; and healthcare and infection control, the newer business that we’re building and continue to build. How we go to market in each of these customer sets is the same. We run this model. We take world-class technology. We leverage it with in-unit service to maximize its benefit for customer advantage. And this is the secret to the business. It’s the coupling of technology and in-unit sales and service. While we’re in there, we can also train. We can do a number of things that humans can only uniquely do. We capture(?) information. We roll it up on laptops. We present it at headquarters. Identify issues that, frankly, the change our customers can’t see because they’re not in their units as frequently as we are. We identify new opportunities. We sell more. We help the customers have success. They grow. We grow. That’s the model.

Innovation is critical to this. I talked about it earlier. It drives new business. It drives penetration. And we have been on an aggressive new innovation drive for a number of years and having significant success. We were just identified as the number 28 out of the top 100 innovators in Forbes magazine. And really that was trying to determine what innovation actually makes a difference in terms of gross profit performance and driving value ultimately to shareholders. And we think we are quite good at that. We don’t invent molecules. We take others’ innovation, package them uniquely so that they actually make a difference to customers. And we will continue to work in that fashion.

Our ultimate advantage and the ultimate barrier to competition is our sales and service capability. We have nearly a 3x advantage over the next largest guy. And the reason this is important, we’ve got a very fragmented competitive set and a consolidating customer set. And the customers are looking for consistency across their operation. And in that, if you will, situation, it really does give advantage to the person who can meet customer needs across the globe or across big geographies. And we uniquely can do that. Nobody else can match us in our ability to do that. And that helps drive success in the largest customers, which is one of our strategic goals. We follow a banner of, circle the customer, circle the globe, meaning to help them be cleaner, safer, healthier. We offer a wide array of services designed to help them do that. And we also then follow them geographically as they traipse around the world, so today we’re now serving customers in over 160 countries.

We have a very aggressive culture from a sales mindset with what I call a conservative backbone financially. It’s a good coupling. We have aggressive financial goals. We want 15% EPS on a compounded basis each year or the CAGR. We want 20% return on beginning equity, and we want a strong investment grade balance sheet. By and large, we meet these goals. So when you couple the culture, the aggressive goals, the model, the innovation, and the sales and service advantage, we have developed a very strong track record of driving top line growth, turning this into earnings per share growth, as well. And over the last five years, we have outperformed the S&P. We’ve had 13% EPS growth. S&P’s had 2%, and 11 and 4 on a 10-year basis. So we’ve had strong performance. It’s been predictable. So what this is showing is our ability to hit our forecast. And so, at this point, we are now 77 out of 78 quarters. We plan the end of the year at 80 or at 79 out of 80. We can go on. The quarter we missed, of course, is the third quarter in 2001, as a result of 9/11.

Now why is it predictable? Ninety percent of our business is consumables. We sell annuities in many ways. And we understand the matrix of watch customers, gain customers, and how much we’re doing on penetration. If you’ve got a handle on this business, you can predict it. We understand where our raw materials go.

We don’t like it. They typically go up in recent years. There’s been inflationary pressure on our business. We expect it will continue, whether we like it or not. By and large, we’ve more than recovered it. Our pricing is stuck. And we’ve been able to get after it, but it’s not easy and there’s always a lag. This is going to be exactly the story Nalco tells you. Ninety percent of their business is consumable. About the same amount of their P&L is raw material, 24 in their case, 21% in our case. Their raw material basket is no more volatile, I would argue it’s a little less volatile, than our raw material basket, and it takes about six months to start catching up on pricing, which is what they’ve talked all this year. When you see the P&Ls, they operate very similarly, which is one of the things that we studied extensively when we contemplated this merger.

When we announced Q2, we said our results are accelerating this year, right. We moved a little faster on top line than we predicted. That happens. And we expected all year that we would accelerate organic growth. So we reported 12% top line results. Four points of that was FX so it was 8% in fixed currency, and if you take out acquisitions, it was really just north of 5% growth on a fixed currency ex-acquisition basis. But that was an acceleration. And we talked at the beginning of the year that we expected to start bouncing up or just surpassing the 6 to 8 goal. Starting to get around 6% organic sales growth at a run rate basis for the year, and so we’ve accelerated a little faster. We also announced our year of transformation continued to deliver results in spite of significant raw materials that we didn’t forecast since the beginning of the year. And the growth bets that we’ve had are paying off. And we had a number of successes there, which you can see on the chart. So as a result of this, we increased our guidance for the year. And fundamentally, when you add this up, we’re saying the acceleration is going to continue. So we’ve got our first quarter EPS of 10, second of 14. Our second half forecast equates to a 13 to 17% EPS growth, and our full-year is at 13 to 15 range year-on-year. And that is, if you will, against last year where we also had EPS growth. So we’re not a company going against the whole. So we don’t bounce. And everybody like it in bad economies when we deliver, but then they love us as much the next year because we don’t have           . But we continue to perform as we go forward.

A key to our success is what we call our operating excellence model. And it’s basically attention to detail. This business is predictable if you understand what’s going on in the business, and you make sure that the business leaders have a clear view of what’s happening in their business. Not just in the quarter we’re in, but also in the out quarters. Forcing our businesses to run models out three and four quarters. To run different sets of raw material assumptions and economic assumption so that we have predictability and understand when we pull this lever now what’s the impact going to be in three and four quarters, and be very thoughtful about when you make your investment bet, how they’re going to pay off, and what do you need to be looking for early so that you have predictability. And we want our businesses to invest, so we have a rigorous operating discipline. We have a relentless focus on top line. We have a saying here, which is, when you can’t figure out what to do, go sell something. We have a 50 gross profit. You almost never get in trouble selling more when you have a 50 GP.

Move forward and continue to grow it, and continually work to expand opportunity and capability, which has been our mantra for decades. And so, if you look over the years, whether it’s entering the food and beverage business, entering the pest business, doing the Hinkle deal, which really gave us, for the first time, the capability to meet needs on a global basis. It increased our opportunity, but also our capability to meet customer needs. And it goes on. Entering the quick service food retail markets, buying out the Europe JV, making healthcare, if you will, a stated goal in 2004. All these things improved our capability and opportunity. And so, from an opportunity standpoint, we’ve talked that we chase a $57 billion total pie. Post-closing, once the merger is complete, we will be chasing a pie that we estimate to be 100 billion. It’s a big opportunity.

I would say even more importantly is the capability that it gives us to meet customers’ needs going forward because we know the world’s not standing still. And for a number of years in our strategic plan, we’ve been looking at this set of macro trends. As the trends, we’ve got to keep our eye on and be prepared to help our customers meet these challenges. So it’s population growth. It’s the change in diet, which is going to mean the world needs 100% increase in the number of calories to feed the world by 2050. It’s a big trend. It’s not going to change with the economic environment. Now with the economic shifts and the emerging markets raising their standard of living, they’re going to do exactly what every other population has done in the history of man. They’re going to change their diet to protein. And so, it’s happening. We see it. And this is going to mean more food is going to move around the world. What’s the biggest consumer of fresh water, which is in short supply? Agri and food production. I mean it’s a huge issue. I mean they’re at a nexus. And so is cleaning and sanitation and all the other issues. Energy, we know, is going to be problematic. We keep consuming more. I don’t know what you do when you go home at night. I end up plugging in three devices and I’m fighting over cords with my three kids and my wife. I mean we’ve got like this rat’s nest draw with about 12 devices checked in. We all consume a lot more energy as a result of technology. Technology is moving around the world. So energy demand is not going away, it’s increasing. And so, it’s going to make it more expensive, as we know. Our customers are going to need help managing it down. And the world’s going to need help making sure it’s available. So all those trends are important trends.

As a result of our view going in, these were the five strategic pillars that we’ve been following for a number of years. In this environment, what do we want to do? We want to outsize(?) share with the largest customers in the markets that we serve. Why? Because the corporate account guys are going to be best equipped to manage in a dicey economy and capitalize on those trends. And that has proven to be very true. So Ecolab has been on this mission for decades, and it has been a very smart mission. And so, our share is disproportionately high in the largest customers in food service, in hospitality, in food and beverage, and in healthcare. And that’s a big advantage for us. We want to use this position then to leverage and develop a leadership position in the geographies that we think are going to grow fastest, and we’ve been doing that successfully. So we’re number one now in China. Five years ago we weren’t. We’re gaining great ground in Brazil and plan to be number in Brazil, as well. As well as India where we are further behind because we made a late investment. And, frankly, the number one, which is diversity(?), in our core market is roll up of three or four businesses. That’s how they got to number one, and it was really predicated on the Unilever strength in that market, which is centuries old. We want to become, and need to be before the merger, the water, energy, and waste experts in our markets. Why? Because it’s very critical to our customers. Over 50% of our customer base today, pre-merger, consumes the types of services that Nalco provides. Nalco has a disproportionately low share in those because for Nalco our big customers are their small customers. A lot like Kay, when we bought it, their big customers were Ecolab’s small customers. I mean it’s a point of view. We do very well with the small customers in Kay. Nalco, as they know, has high margins in these customers, that they need them because they’ve got to offset higher service costs. This is a very attractive market. But importantly, we know we’ve got to meet that need to help these customers thrive going forward. Build healthcare and expand global leverage, and we have “comma” led by Europe because it’s our biggest opportunity.

So water has always been essential to our strategy. This has been true since 2002 when we first started documenting it. And so, you all know the big secular issues and these huge macro trends people talk about; that only 3% of fresh water is accessible, 40% will be living in water scarce areas of the population by 2025, and that there is going to be 50%, if you will, miss(?) between demand and supply by that time in the world. It’s a huge issue. Well, this is a big world issue, but it does come down and cascade down to be a big issue for our customers and a big issue for the customers that Nalco is serving. This is true no matter what you predict from an economic standpoint. And so, water for us was critical from an economic standpoint. And, frankly, if you couldn’t help your customers meet these needs, it was going to become a problem long-term; not immediately, not in five years, but ultimately, if we didn’t get the capability to meet these needs, which is why it’s been a strategic pillar. Water and cleaning are interconnected. So one of the biggest consumers of water in many of our customer sets is cleaning. So I use this stupid example of go home and make dinner. Cook pasta. Have dinner. Where is all the water consumed? Well, it’s not in the cooking and it’s not in the drinking. It is in the cleaning process after dinner. And the same is true in restaurants. The same is true in the cleaning operations in hotels. The same is true, particularly true, in food and beverage and in our industrial applications. Cleaning is basically water treatment. We are treating water to negate the negative affects of water hardness. We have additives to surround the soils so that they don’t redeposit, so they rinse away. It is a big water treatment business. And so, we’ve got a lot of water capability, but Nalco has even more. And the combination is going to be a very strong sell for both of us as we move forward.

So Nalco. The merger. What we end up doing is coupling the world leader in food safety and sanitation with the world leader in water management capabilities. And the way we go to market and how we go is very similar. So Nalco’s got some unbelievable strength. World-class technology. Best-in-class sales and service capability. The same model of marrying these two with in-unit service. They have got global reach already built out today. The same capabilities. Their value proposition is very similar to ours. They promise strong operational benefit, a strong sustainability benefit, and these translated into strong economic benefits for customers. They serve customers across important market segments. They’ve got a WPS business taking care of light or institutional to light industrial/heavy industrial. They’ve got a paper business within that, as well. And they’ve got a very exciting energy business, which takes care of oil and gas extraction and processing. And that business has got great characteristics. How’d they get in it? Water technology. But it’s also more than just water technology. Just like our business in food service is more than just wear(?) washing or food safety. And so, it’s a very attractive business running a very similar model with great growth characteristics. Their value proposition and promise to customers is very similar to ours. They don’t promise hygiene in many of the settings, we do, but in all the rest, safety, operational efficiency, sustainability are the heart of what they promise as a benefit to customers. How they go to market is very similar to us. Great technology. In-unit service. Corporate accounts. Leveraging the information so they capture the accounts at headquarters. And then also training while you’re in the unit. So as a result, we see great and very compelling strategic and financial benefits with this merger. It starts that this will make us a stronger, faster growth company. One of the reasons we’re highly valued. We believe we became a stronger, faster growth company. Not that we were a bad one before. We just think we become a better one. It equips us to meet customer needs. The only way you become a faster, better growth company is you’ve got to become better at meeting customer needs. And we will as a result of this, and Nalco will also, as a result of the merger. It’s a very strong fit. Our business model, our culture, our service and growth mind-set, our technology are very understandable for both companies and do mesh well together. We’re just coming off a two-day, if you will, integration summit where we had the integration teams that have been assigned full time for both teams together along with key parts of the leadership teams. It was a very successful two days and all it does is reinforce how complementary these businesses are, how we think about opportunities similarly, and how we keep saying the number one goal in this is, what? Growth. So we’ve got to make sure that we continue to fuel top-line growth. It’s got compelling shareholder advantages. This is going to be, we think, a very strong growth machine. It’s a creative starting day one. It’s got all kinds of advantages and we’ll highlight those as we go through the day and we will end up maintaining a very strong balance sheet as well. So we will be a fast-growth company, we will be a predictable growth company and we will have a strong financial structure.

So where do we stand? Our antitrust filings are all underway. We’ve got early termination from an HSR standpoint which means the US is clear. This helps really on integration work, candidly, and so we can move faster on a number of these things. All the rest of the important international filings are done. We can’t answer questions because we’re asked not to by the filing authorities to where these all stand from a status standpoint, but they’re underway and we don’t foresee any issues getting to a fourth quarter close. We filed our S-4 last week, deal financing, I guess I’m still saying nearly complete. Steve will talk about that. Dedicated integration teams are now we have appointed Christophe Beck who is running the institutional business most recently, ran it for four years, is leading the overall integration effort so we put a very senior executive on to make sure that we manage this properly. We’ve hired outside consultants. We have a very large and strong dedicated team and we continue to forecast that we will close this in the fourth quarter.

The response to the merger, I would say as we sit here today, has been quite positive. So right out of the shoot customers were very excited about this. So we got a number of unsolicited responses. Some of you have seen these. We’ve had obviously many more that have come in. But it even came from unexpected quarters. So we expected the food and beverage guys and we’ve heard from a number of them. We expected lodging, but we also got it from food service customers as well, which is interesting because we may be underestimating their level of risk concern around water, too.

From a stock market standpoint, here’s where we stand. From day before announcement to today and how it’s performed in the stock market, so we’re down 4 percent from July 19th to today. The S&P of the same period is now almost 10 percent, materials 13, and specialty chemical sector 13. So I don’t know where we would have been without the merger, I mean, it’s an impossible thing to know, but clearly we have wildly outperformed the market during this period, so I guess you would say it couldn’t be bad news from a market response standpoint. And I would say our work with shareholders and our work with other investors has been quite favorable and moved a long way.

So at the end of this, we’re going to have, I think, a very exciting business. We’re going to have a business serving very important needs, riding very important macro trends, and we believe this will continue to drive success as we leverage the best of Nalco and Ecolab on an operating excellence model, we believe we can continue to do what needs to be done. And so these are also going to be the themes that you hear throughout the next presentation.

How do you drive success in this business? You have to have new customers coming, you’ve got to be driving innovation, you’ve got to be driving penetration, you’ve got to be strengthening your team, and you’ve got to make sure that you continue to get after leveraging your business. And that’s what you’ll hear from each of our members as they walk through their businesses.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Mike Hickey:                        We thought you’d want to kind of have just an idea of what this Nalco thing could mean for the institutional business, so we’ve just taken one example here. This happens to be a casino in Vegas, and kind of put the Nalco offering and the Ecolab offering on one sheet of paper. So as you can see, on the Ecolab side if you just took that casino, there’s about a $1.3 million opportunity if you took all of our kind of offerings that makes sense for this operation and put it in place. On the other side, if you took all the Nalco offering and put the same in, so separately they were about an $800,000 opportunity and we were about a $1 million opportunity and you put those together now for Ecolab and we’ve got a significant opportunity, and this is a unique property in Vegas. The same thing happens in our other businesses and our smaller operations, obviously not to the size. But we think there’s some great CTC play here as we get through the integration.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Q:                                                                                    As you think about the revenue growth, if you were to focus on the delta or the incremental revenue growth, how much of that is internal to Ecolab and how much of that is because you will combine with Nalco?

Mike:                                                                This is all Ecolab right now, so this doesn’t have any Nalco in it.

Q:                                                                                    So if you step back and think about the opportunity you shared with us, is that additional 20 to 50 percent because you can combine and bring to your customers a lot more than you were able to bring before and therefore per customer spend should go up quite a bit?

Mike:                                                                Well, everything that I’ve shown you, except for that one example of casino, is really the historical core institutional business and growth opportunity. So Nalco would be on top of that. So I really didn’t get into any of that.

Q:                                                                                    I understand, but I’m asking you something specific and I know I’m putting you on the spot on purpose.

Mike:                                                                So I’m not sure I understand your question.

Q:                                                                                    If you are generating $100 today, looking at this growth incrementally with Nalco, what would those numbers be?

Mike:                                                                So if you took the hotel example — and I’ll use numbers — you’d say you could increase 50 percent in an average hotel, potentially. You know, if you got it all right.

Q:                                                                                    But I’m asking about across the business, not just in a particular . . .

Mike:                                                                Yeah, at this point I’m not sure that it would be — we haven’t done the details . . .

Q:                                                                                    Thank you very much.

Doug:                                                             Our view has been what we’ve said is we see in institutional immediate that it’s mostly going to be in large boxes, so it’s going to be in hotels and in the healthcare segment, wherever you want to apply that is where the most natural fit is immediately. There may be additional fit in food service, but we have not talked about that or tried to dimensionalize that yet as an opportunity.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Mike Monahan:   Next up is a short video from Bill Snyder, the Senior Vice President of Supply Chain for Hormel. We thought it would be helpful to hear from an actual customer regarding their cleaning, sanitizing, and water treatment needs and issues and how we can help solve them. Bill was kind enough to provide his comments. Following Bill will be Tom Handley who heads our global F&B business.

Bill:                                                                          My name is Bill Snyder. I’m Senior Vice President of Supply Chain for Hormel. I’ve been with Hormel for over 30 years, much of that time spent in operations managing production lines, manufacturing plants, and later in my career as Vice President of Operations. The top priority for operations Hormel Foods is to produce high quality wholesome food products in a sustainable and cost efficient manner. Ecolab is a valuable partner in helping us achieve this standard by providing high quality cleaning products, along with outstanding customer support. This allows us to effectively clean our facilities, maintaining a high level of sanitation, which is very important to produce safe, wholesome products. The outstanding customer service and corporate support of Ecolab’s R&D and training center really distinguishes Ecolab from the competition. As an example, Ecolab supports the sanitation of our flagship Austin, Minnesota plant, which is over 1.3 million square feet in size. This is a complex facility with a wide variety of operations. Ecolab works hands hand in hand with our staff to optimize chemical usage by utilizing state of the art dispensing equipment and training our employees on best practices. This enhances our ability to properly clean the plant in a safe and efficient manner. Another important part of our operation is to ensure proper water treatment for our boilers, heat exchangers and other processing equipment. This prolongs the life of our equipment and reduces future capital outlays. Along with this, we need to properly treat the affluent that we send to our municipalities where we operate. Nalco provides support in these important parts of our operation.

Hormel Foods has always been very proactive in our approach to sustainability initiatives, one of which is water conservation. All of the areas I just discussed from sanitation, water treatment through affluent treatment are interconnected. It’s important to collectively manage these areas in a proactive manner. Having one company with the strong sanitation expertise of Ecolab, combined with Nalco’s expertise in water care will help plants more effectively manage this important area of their business.

I see several benefits to manufacturers; these include logistics, customer support, eliminating duplication of paperwork, along with better visibility across the whole sanitation and water care spectrum. This will enhance the ability to achieve plant sustainability goals along with efficiently producing safe and wholesome products. I think the one stop shop will be seen as a value to manufacturers. I congratulate Ecolab and Nalco; I wish you the best on your integration in capturing the synergies associated with the combination of these two outstanding organizations. I look forward to receiving continued world class products and services in the future. Thank you.

Tom Handley:                   Good morning, I’m Tom Handley, President of Ecolab’s Global Food and Beverage business. Our Asia Pacific Latin America business also rolls up to me and Jim White will be covering that this afternoon and he’s got a lot of exciting results to share with you from that business.

The food and beverage business, or F&B as we call it, provides cleaning, sanitation, and water treatment solutions to food processors, like soft drink companies, growers, or dairy and cheese producers, and you also, to keep things clear, we have about a $150 million water business that we acquired, have had built up over 18 years prior to Nalco, so I’m talking mostly in a context of that business pre-merger. The F&B business is a business that’s enjoying strong growth momentum and we think it’s only better by joining forces with Nalco.

Like many of our businesses, Ecolab has achieved a strong position in F&B. At approximately $1.6 billion we’re nearly double the size of our nearest competitor. We enjoy the number one position in cleaning and sanitation and water in all the major regions around the world. We’re generally perceived to as the go-to company for food safety industry. That is when our, when folks tend to have a problem with pathogen outbreaks, they come to us, they know our science, our technology our people are the folks that are the best at knowing how to solve these problems and protect the brands. Our business is built around, as Doug, I think, mentioned in his opening comments, we have about 1,550 frontline sales and service people who work in our customer’s plants and operations to recommend and deploy food safety, chemistry dispensing and water management solutions. These are very technical people, often biologists, chemists, and we’re working a very technical sale in these customers and it’s really their know how on food safety science and the solutions that give us a big edge in this business.

We’re Ecolab’s second largest business and sort of the company’s growth in recent decades, we’ve been a major contributor. We’ve grown about 14% CAGR on sales over the last 25 years, and the good news in 2011, we’re not quite 14% pace, we continue to be near double-digit in our sales growth, the majority of that coming organically driven. So our momentum is quite strong.

We chase a large opportunity. There’s about $7 billion available in our core cleaning and sanitizing business around the world, which as I said, we have about $1.5 B, $1.6. An there’s an additional $7 billion that comes from the part of the water care market we service with our current franchise, of which F&B is the largest piece of it. But this $7 billion is only a piece of the, the piece that when Eric Fyrwald, CEO of Nalco gets up here, he’ll talk about the bigger pie that Nalco addresses. But combined, that means we’re chasing about $14 billion in opportunity.

[Information unrelated to the proposed Nalco transaction has been omitted.]

We also continue to embrace our water business. Like our expansion of pest elimination and the healthcare businesses, we’ve spent long years learning the water business until we were comfortable increasing our investment in this space in our partnership with Nalco. We’ve been particularly interested in F&B industry as water scarcity because a big issue for them. F&B processors need water for both finished products to run their operations. Our brewers and soft drink manufacturers can use two to 11 liters of water to manufacture a single liter of finished product, or if you’re slaughtering beef, I think it’s about 75 gallons to slaughter one carcass. So the risk to our customers are reputational, supply availability, operational. We got involved because cleaning and lubrication, as Doug mentioned, cleaning and lubrication and water are intermittently mixed. We can account of up to 50% of the water used in some of our customers, particularly dairy customers where our business has developed out. This led us to acquire smaller water and waste businesses to learn the business and led us to develop water friendly technologies such as our dry lubricants. It’s also led us to develop what we call total plant assurance, which is a more powerful promise for our customers. And this has been a key driver for our accelerated growth on those large accounts. Our total plant assurance program helps customers solve food safety, cleaning, water and waste management as one system and lets us offer a more powerful promise of an operation that can produce food safely and sustainably while reducing operating costs. We created total plant assurance by leveraging the expertise of our field team who have intimate knowledge of the habits, good and bad, of the 25,000 plants we service around the world.

From this, we also invented processes like water energy balance which is a software technology we use to show our customers how they can operate more efficiently. And for perspective, in one brewery, we were able to identify about $2.5 million in annual operating costs. If you know the brewing industry, you know the margin pressures they’re under, and we also helped them take out seven million liters of water annually.

Beyond what we can do for our customers, we love water and waste for what they do for our business, raising the potential sales to a plant from anywhere from 20 to 400%, depending on the plant and the particular need they have. So we really feel that Ecolab and Nalco partnership is fulfilling water’s premise in F&B. The culmination of this work from Ecolab’s F&B advantage is that our upcoming merger with Nalco will help us fulfill our desire to help our customers more thoroughly in the water area. While the Nalco merger benefits Ecolab in many ways, from F&B’s view, it provides us the ability to reach our customers globally and combine our resources to combine best in class cleaning and water solutions in the industry by merging the capabilities of two market leaders in our respective areas. And a big challenge for us, we’ve got this great idea, we talk about TPA, but we have a pretty small, in the $400 billion total water market, $150 million does not give you the global reach. So with Nalco, we have delivery capability now to reach out and comprehensively deliver this. So we believe this will allow us to accelerate our progress in the F&B market and make the two strong franchises better still, that there will be growth in this for F&B and they’ll be growth for this in Nalco’s water business.

So for perspective, here’s a solution Ecolab provides today, including clean filtration systems, dry lubricants, and of course cleaning and sanitizing solutions. Now if you add Nalco’s solutions, we improve our suite of filtration capability, we have a global reach on boiler and coolers, and importantly, we’re both combined to work on how we can get after processed water, which is going to be a major waste issue for our customers and help them recover water. And then finally, both Nalco and Ecolab have been moving towards more use of electronic tools that help customers better operate and manage their total operation that is over time, we want to get ourselves embedded electronically and have information systems on their water, their cleaning and their sanitation and plant operations. And this is the kind of technology that helps us be an advantaged partner, frankly, with our customers, tend to be very sticky and frankly probably creates increased price leverage.

So with this combination, we see clear and simple opportunities by expanding our share of solutions and by bringing Nalco and Ecolab customers, Nalco into Ecolab customers and Ecolab into Nalco customers. We also believe the combined proposition is going to let us earn new customers that neither of us serve today.

So in summary, we have a very healthy core F&B business that will continue to grow. We enjoy a commanding leadership position and a track record of consistent strong growth. Our growth is going to continue to be driven by selling the largest global customers, driving innovation and by continuing to feed our healthy emerging markets business. Nalco will make us even better. We’ll have combined larger suite of solutions for F&B customers, we can address customer needs uniquely, I don’t think any competitor either one of us faces will be able to provide the suite of solutions or the field capability that these two companies can do, and that will harness the power of two leaders.

Following me is going to be Eric Fyrwald. I’m going to open it up for questions. I’d kind of like to keep them to the F&B and F&B Nalco near arena, and then I think Eric will cover the whole Nalco and what it means to them and to Ecolab. So with that, Q&A, open floor. Yes.

Q:                                                                                  Thanks, Tom. Can you please discuss the actual process of bringing the offering of Nalco to your core customers? Will there be a Nalco sales rep with the Ecolab sales rep or will that Ecolab sales guy have the capability to sell the Nalco offering?

Answer:                                                   Well, we’re working through that integration planning. But what I think we’ll imagine is this isn’t a new process to us. We’ve done circle the customer processes we call them, with like let’s take test, I had test in my past responsibilities. We built up test by having, basically, a lead division person, which in this case is probably going to be, for us, it will be F&B. And then we bring the test specialist in it. So we build the relationship, sell the kind of umbrella proposition, and then they come in with the expertise of test. We can’t expect our lead guy to be experts in all the categories we’re selling, so they build the relationship, penetrate the customers, and then we’ll bring it in. And I think, in this case, we’ll do the same thing with them. We’ve got probably the deeper relationships of frankly F&B work center play to their operations, boiler cooler isn’t always, so we can bring them in and I think we’ll do the same thing. But we’ll still need their depth, so I imagine we’ll have, we have today a corporate account group that specializes in water that will more than likely move over there so we keep those relationships, but it’s a model we know well and we build the leader, the U.S. leader in commercial test with that model. Yes.

Q:                                                                                    John Roberts, Buckingham Research. In what percent of your food plants is Sealed Air a supplier in there, and should we anticipate some price issues as they try to bring diversity in at the same time you’re trying to bring Nalco in?

Answer:                                                   Well, I think because my customers are always trying to leverage me on price, you’re always dealing with that. And do I think that’s going to create — maybe a little, I think because we’re experts in food safety and the water and the value we create, we’re pretty good at managing price stuff and we tend to focus on total cost of ownership and showing them that the total value, which will now go up with Nalco, will put more money in their pockets and still get the pricing we need. And I think, frankly, the combination of Ecolab and Nalco is going to have a lot more synergy and value creation because we overlap in a lot of spaces where a customer has a lot of operating cost at stake. So I won’t go into the Sealed Air thing, I’m not sure I know enough about what they’re trying to accomplish there. But our ability to create value as a combination is probably, I think, much better with water cleaning solutions because they’re so closely linked. Okay, Erik.

Erik Frywald:                       Thank you, Tom. Good morning. It’s great to be here for the Ecolab Investor Day and bringing you the Nalco perspectives on this deal, but let me leave you with the three, or start with the three key themes that I want you to take away from what I’ve got to say. The first is that Nalco today is in high growth, very attractive markets. Second, we have a strong leadership position in these strong markets, and we’re expanding that leadership position with strong top and bottom line momentum. And then thirdly, and very importantly, the Ecolab merger makes us even stronger and will help accelerate both the top and bottom line momentum.

Let me start by talking about our markets. We’re in very attractive markets in water services and energy services, oil and gas services that are growing very nicely and we are very well positioned. We talk historically about the competing in the $13 billion per year water services market, the $6 billion per year energy services market, but as we look at the expanded opportunities that we have to go after, commodities that we can up sell, bring more value with our service and specialty equipment that can add to our total solution capability, we see very large and very fast growing markets here. And the growth is being driven by a number of factors, and some of the key factors are that in the emerging markets, the high growth industrial markets, you also have water scarcity. So what we bring to customers to enable them to operate with less water is extremely valued. Those countries have to address food first, agriculture and then domestic use, and so there’s not enough water left for industry to operate as they historically have. They have to operate with less water; we’re in the best position to help them do that. On the oil and gas side, the oil and gas is being found in more difficult places, more difficult to access, where our service and technology expertise come in very, very strong and more and more water intensive to get these unconventional fuels.

Doug talked earlier about the macro trends and how they’re a tailwind across Ecolab. I can tell you they’re also a tailwind behind Nalco, whether it’s the population growth and using more water to feed the world, which means less water left for industry, or whether it’s the industrial growth in emerging markets where we’re strongly positioned, the water scarcity that adds to that growth or the oil and gas development that is increasingly water intensive, our capabilities match up with these macro trends that help to drive growth.

This chart shows you how fast the unconventional fuels, oil and gas, are growing, are expected to grow over the next 20 plus years. And on the right side how water intensive these unconventional fuels are. So on average today in North America, there are three barrels of water produced for every barrel of oil. So obviously, our expertise helps to remove that water from the oil, separate it and be able to reuse it. It’s anticipated over the next 20 years that that number will go from three to 12 barrels of water for every barrel of oil produced. And obviously our expertise helps oil companies deal with that issue and to be able to clean up that water and reuse it effectively and go after these unconventional fuels in a both economic and an environmentally sustainable way.

On the water side, we’ve got the double drivers of growth opportunity with scarcity where the industrial growth is highest in the world, and as countries develop, as they’re able to afford it, they want cleaner water, so you see an increase, historically, which we believe will continue and the amount of money spent on water treatment per capita and per unit of economic output, both combined to accelerate the opportunity for Nalco. And what this is leading to because companies around the world are understanding this dynamic is increasingly company after company is starting to set first internal and then make external commitments to how much water they’re going to reduce in their operations. It’s happening more and more, and we are best positioned of anybody in the world to be able to go in and work with customers to not only meet their environmental sustainability goals, but do it in a way that saves them money, it doesn’t cost them money, it doesn’t become an increased cost, it becomes a savings that gets you both more cost competitive and meeting your environmental sustainability targets. And just a couple of examples here, recently in India, meeting with the CEO of one of the largest paper companies in India. His goal was to in the next couple of years to double their capacity for paper production in India, but he has to do it because of government regulations and because of lack of water without using any more water. So we’ve got to double the capacity by reducing the existing amount of water that they use in their existing facilities by 50%, and then being 50% more water efficient in their expanded capacity. We heard the same thing from a leading steel company CEO in Indian, and we’re hearing it from around the world. In China, I was recently in China with the CEO of Chem China, major chemical player that’s growing very, very rapidly and globalizing. They have made a commitment publicly to within five years not have one drop of water leave their facilities. All that water is going to be recycled into their facilities and reused. And guess what? We’re the best in the world at helping make that happen. So we’re seeing that over and over again across industries.

So fortunately, with all this tailwind opportunity, we are the clear leaders today and where we play it’s a very fragmented market, but what I would say is our expertise is increasingly valued, so we’re expanding our leadership position in these markets. So we’re growing with the markets and strengthening our leadership position. When you look at our total market opportunity, the $25 billion that we’ve been focused on, our market share is 17%. And as Tom pointed out if you look at the areas where we mainly overlap today with Ecolab, food and beverage and institutional, about a $7 billion market where our market share is only 7%. We have historically focused on larger customers because of the long selling cycle to sell what we sell. We go where the bigger customers are, where the bigger opportunity is when you break through that selling opportunity, selling cycle. We have very high margins in the smaller customer opportunities in the food and beverage and institutional, very good business, we’ve been growing it very low single digits and a low position, but we have great opportunity, together with Ecolab, we believe with the door opening, the sales relationships, the door openings that Tom spoke to, our experts can go in there and very effectively, very efficiently demonstrate what we can do for them in water treatment, make it happen, save them money, save them water, win the business, and then service it very efficiently, leveraging off the Ecolab sales relationship ongoing. So if we can just take that 7% up to our current 17% share, which, by the way, is expanding, that alone is $700 million in sales opportunity that we’re going to quickly start to get after. And I can tell you, our sales organization is very, very excited about this opportunity. They have always respected Ecolab, we’ve had people that have gone to Ecolab, we’ve had people come form Ecolab to Nalco, a lot of respect between the organizations, and a lot of enthusiasm that those doors will be opened, opened quickly, opened with credibility, and our people can go through and make it happen.

We have a proven strategy for growth and like Ecolab, it combines innovation where we’ve had a very good history and we’ve got an outstanding pipeline with lots of new innovation that’s coming going forward, and that helps not only sell more to existing customers, but it helps drive new customer opportunities. And we combine that with the absolute leadership in sales and service for water treatment and oil and gas where we play. And we keep expanding that capability. We’re hiring more people, we’re bringing more people on and keep getting better at how we service and match that with leading innovation. We’ve also, at the same time invested very heavily in the last three years in emerging markets. That’s starting to pay off with very nice growth rates as people get onboard, get trained, and are able to go out there and grow the business.

So let me talk a little bit about each one of these a little bit more, and I’ll start with innovation. We’ve got a very strong stable of innovation and pipeline, but at the top of that is our 3D TRASAR technology, which is clearly differentiated from what anybody else does. It’s an online monitoring and control process that together with our service engineers enables us to ensure that a water system is optimized 24 by 7, 365 days a year. We now have over 18,000 of these units around the world. They are monitored remotely in Pune India, where we’ve got over 100 water doctors. So if a water system in the Moscow refinery has a problem, Nalco water doctor in India is the first one in the world to know about it, he analyzes it, figures out what that problem is, figures out what the solution is, and decides whether to tell the Moscow refinery how to fix it or he notifies the local Moscow Nalco rep that has responsibility for that account and he goes in and fixes it. Nobody else can do that. And with 3D TRASAR, we have saved, so far since we commercialized the first unit 2004, over a trillion liters of water. And that number keeps expanding. We’re growing 3D TRASAR units by more than 30% per year; the demand is very, very strong. We started the technology in cooling towers in 2004, we leveraged that into boiler systems in 2010, we are just launching 3D TRASAR into membrane systems this year, and next year, we will launch 3D TRASAR in waste water treatment and we see more opportunities beyond that within historical Nalco and also together with Ecolab. This is world beater technology, we’ve got 30 patents on 3D TRASAR, and we keep enhancing the functionality, the benefits to customers. Very, very important both for keeping accounts, reducing attrition and for growing new accounts.

Two examples of how we’ve used 3D TRASAR for benefit. One is with the Marriott in Mumbai India. You can imagine how challenging water is, especially clean water in Mumbai India at certain times of the year. We’ve worked with Marriott to take the waste water affluent and recycle it as the influent into the cooling tower system. So before, they were using fresh water for the cooling system, now they use waste water treatment affluent. 3D TRASAR optimizing their cooling tower enables that recycle to happen, and lots of customers, but specifically at the Marriott, it enabled them to do that significantly reduce the amount of water they use, which frees up that water for people to use, reduce their energy costs because their energy system with less pumping of water, more efficient energy system, so reduce their total cost of operation and obviously very environmentally sustainable.

Another example, the Dow Chemical Company, their largest plant in the world is in Freeport, Texas. And they had a problem, they’ve got billions of dollars of investment in this plant when there will be drought periods in that part of Texas, which is occurring now, by the way, they couldn’t get enough water from the river to run that plant at full capacity. So they would cut back the capacity of the plant, disappoint customers, have huge under-utilization of these billions of dollars of capital investment, and it was very frustrating to them. So they brought in a team of Nalco experts, along with Dow experts, we did an audit of the plant site, we put in a number of 3D TRASAR units across the plant site and made a few other changes with our service capability and reduced the water consumption by one billion gallons a year. And that took them from having to cut back during droughts to not ever having to cut back on droughts. So even though we saved them $4 million in maintenance costs, reduced their energy cost, the big opportunity here was their plant can always run. And guess what? That same kind of challenge is happening increasingly in China, in India and the Middle East, parts of Africa and other parts of the world that experience more and more water scarcity, drought situations where they have to be able to run with less water and we’re the best at helping make that happen.

Another example of our technology innovation, we do a lot of water business with the oil and gas industry, but we also have other adjacent technologies that are very helpful in creating value in oil and gas. And this shows our sure flow technology, which is the world’s leading technology suite that allows assurance of flow for oil production, and it’s increasingly important as you can imagine in deep and ultra deep platforms. What we do here is critically important to the customer, we make sure that the oil flows, and by doing that, and the way we do that is we make sure with our additives, we monitor the oil continuously and we have just the right amount of additives to make sure there’s no corrosion, no scaling, no hydrate formation, no paraffin formation, no agglomerate, nothing to keep the oil from flowing, very important to our customers. Hundreds of millions of dollars of business today, very attractive margins and very high growth rates and we keep improving the technology.

We’ve talked about how important sales and service is to our company, just like Ecolab, we put a lot of emphasis on this. We hire the best people, we train them extremely well, and we keep adding to the knowledge capability that they have, the support that they have to do their jobs better and better. You can see that we’ve added quite a bit of sales and service engineers in recent years, we continue to do that. You can’t grow this business without having the on-site service capability to delight your customers. We’re committed to that, Ecolab is committed to that, very, very similar approaches. And I’ll tell you, an extremely important part of the differentiation that we have versus any of our competition, if you go to our customers and ask them why do you use Nalco, it’s often because they’ve got the best service capability, we’re completely confident that our water system is going to operate optimally or our oil and gas production is going to operate optimally, and they bring us the right innovation.

I talked to you about our investments in emerging markets. Last year, we hired 900 people in Nalco, 700 of them were in emerging markets, most of them sales and service engineers. We have in the last three years made a number of other key investments. We’ve established a world class water university in Shanghai that not only trains our service engineers, it also trains a lot of customers, and it’s a huge way to develop relationships and build positions with customers. We’ve invested in world class R&D facilities in Shanghai and Pune, India and

Campinas, Brazil. Two years ago we started up for us a world scale plant in Nanjing, China, it’s already sold out, we’re expanding that facility because our growth rate is so high in China, and we keep building our leadership capability in these markets and the ability to serve customers with full capability in these markets. The result is last year, we had 30% growth in the emerging markets, we call it brick plus. That totaled over $750 million in sales, 18% of Nalco’s sales at margins that were at or above our corporate average, so very attractive business, growing very rapidly, we’ve been investing very hard in the last three years, and that investment is really starting to pick up and we’ve got great momentum.

In our energy services business, we’ve been also a big part of that aggressive investment, hiring service engineers, hiring R&D capability to enhance our ability to drive innovation, the Pune R&D facility is also a technology center for the eastern hemisphere for our oil and gas business, so we’re close to the marketplace with that technology support capability, we’ve added production capability in Azerbaijan, Kazakhstan, the oil sands area of Canada, we go to these emerging energy growth areas first, we go in with the right capability, and we win very high shares. We’re doing that now in Iraq and other growth areas. We’ve done a number of JVs and acquisitions, strategic capability enhancers to fill gaps and allow us to do more for customers, whether its LUKOIL in Russia, which has enhanced our ability to service across Russia, or enhanced oil recovery other capabilities that have given us more power to serve our customers, all this is combined to make us a leader in what we do, the fastest growth strengthening building on that position.

So how have we done? We’ve been growing our top line solidly in recent years and our bottom line even stronger. We’ve leveraged the top line growth to the bottom line, and what I would say is we’re continuing to build momentum. In the last quarter, we grew 13% top line, 38% for the EPS and for the first half of this year and what I would say is we’ve publicly committed to six to eight percent revenue growth going from a historical three to four percent. We are achieving that and more, and we expect that to continue going forward and to be strengthened.

So we’ve got a lot of momentum going. I’ll tell you what excites me are two things, one is there’s even more opportunity that we haven’t gotten after fully that we’re going to get after, and secondly, the Ecolab merger enhances our ability to go after those opportunities. We have the sales synergies that we’ve talked about that are really, really nice to build on, we’ve got R&D synergies, talked about 3D TRASAR enhancing some Ecolab offerings, I can tell you whether it’s biocides or surfactant, Ecolab has got some tremendous technology that’s going to be useful in a number of our markets. The dry technology that you hear so much about, apparently, within Nalco, there’s been talk about that for 20 years, we’ve never done anything about it, now we get access to the best in the world dry technology that I’m sure will add value to our company. Ecolab does a number of things extremely well that we want to learn from, whether its key account management, developing contracts with financial support to do it the best way possible for the customer and for us, and operating excellence on how they run their businesses, we will learn from Ecolab and be better as a result of it. And then also the financial strength of the company, I can tell you, trying to grow a company double digits and having a lot of leverage to pay down at the same time presents some big challenges that together we’ll have a strong balance sheet that I’m very excited to be a part of. And then, of course, there’s the cost synergy opportunity that we’ll be able to take in and invest for growth. So I also want to say that in addition to the strategic fit between the companies, very strong industrial logic of why these two companies should come together, the cultural fit is really, really great. I mean, we’ve got people who have gone between both companies, as I said, with a lot of respect that have talked very positively about the other company, but in the last few months, we’ve spent a lot of time together and increasingly in the last few days we’ve spent a whole lot of time together with our leadership teams. You could not find a better cultural match between two companies, I’m convinced of it. We feel like twins that were separated at birth that are coming back together and really can work together in a way that I’m very excited about. Also, the fact that both companies have a growth mentality, a growth culture where it’s about growth, it’s about serving customers with unmatched service and innovation, local service and innovation, it’s just a wonderful combination that I believe we’ll see very successful.

So let me finish. To summarize, we are a global leader, Ecolab is a global leader, we are well positioned in very high growth markets, we have great momentum, positive momentum, we have a proven strategy, we’ve been delivering strong results, we are not going to allow us to be distracted by the merger, we’re going to run the merger, the integration in a way that enhances our performance, does not detract from it, and I’ll tell you, I am very enthused about the $100 billion opportunity that we have between us and I assure you that we will have very attractive performance. So with that, I’ll open up for questions. We’ll start over here with PJ or Lawrence.

Q:                                                                                    Eric, what areas of Nalco were starved of capital because of lack of balance sheet capacity due to the leverage? And secondly, as you increase your cap ex, that six to eight percent revenue growth target, where do you think that could go to?

Answer:                                                   Well, the first question, it’s hard to define a specific situation. I would tell you that generally, we didn’t take advantage, for example, of all the M&A opportunities that we saw, not because they weren’t attractive, but because we were focused on a combination of growing the company, but also strengthening our balance sheet. But I would say more important is the mindset of when you’ve got a lot of leverage and the economies go up and down, we did this growth rate that I talked about through a horrible financial crisis. When you’ve got a lot of leverage and you’re into a financial challenging period, your mind has to shift from driving aggressive growth to yeah, I still want to invest for growth, which we did, despite the horrible economy, but I’ve got to balance that with making sure that my balance sheet is strengthening, even through this period. So to me, it’s less about specific things and more about focus, keep focused on the growth and not have to worry about the balance sheet. Now, you want to worry about, you want to have strong free cash flow because that helps you invest for growth, but worry more about it to invest for growth than you worry about it because of your high leverage. And also the volatility in our stock because of that there were distractions to our core purpose of growing the company because of the weaker balance sheet. Now in terms of the growth rates, we’ve committed to six to eight percent what I’ll tell you is we’ve committed now to the $500 million in synergies together. I am very confident we will do that, and as we get going, we’ll see more opportunity and we’ll keep you apprised of our outlook on growth rates from there. Lawrence?

Q:                                                                                    I guess two quick questions on the paper business, which is a smaller and smaller part of your portfolio. Can you address the strategic logic and its new criteria and priorities for that business? And also, if it were to exit the portfolio, in the past there were some pretty high stranded cost numbers associated with it, and what would we be looking at today?

Answer:                                                   Okay, so the paper business, we think, we’re good at, and it’s doing well and it’s very related to our water capabilities. In the paper business, you start with one percent pulp and 99% water, and you end up with dry tissue or paper or whatever the end product is. So we like the business, the business was not performing well a few years ago. I think we’ve taken some aggressive actions to get it to perform much better. It’s growing very nicely in emerging markets, China, Brazil, India, with attractive margins, so we like the paper business, but what I would say is the business is more strategic, the better it performs and it’s not as high growth, it’s not as high of margin as our water business or our energy services business. So we’re preferentially putting our investment into the water business and the energy services business. Now, when we’ve said in the past that we would be open to strategic alternatives for the water business when it wasn’t performing well, I think given the strong performance that right now we’re focused on performing better in the paper business. David. I’m sorry, and then we’ll go to John. Okay, we’ll start — Ryan.

Q:                                                                                    This is Ryan Connors with            Montgomery. One of the hot topics the last six weeks or so has been the different cyclical profile to businesses, and specifically, some people taking the view that Nalco maybe is a more cyclical business profile than Ecolab. Can you just give us your perspective on that issue, knowing what you know, obviously, of Nalco and what you’ve learned about Ecolab, is Nalco a more cyclical company than Ecolab?

Answer:                                                   The way I would characterize it is Nalco is a little more cyclical than Ecolab, but both companies are very low cyclicality versus many, many companies that I’ve seen before and companies I’ve been involved in. So I think the cyclicality is less than you’ll normally see. But what I would say is that combining with Ecolab, there will be opportunities for us to further reduce the cyclicality of the Nalco portion. And I think that’s a combination of how you buy raw materials, I think that’s a combination of how you develop contracts with customers, and just how you run the business that will provide opportunities to further dampen what I think is already a fairly low cyclicality. And if you look at the operating income of the two companies over time, the fluctuation has been very similar. But what I would say is there are things that we can do to even further dampen cyclicality of what is not a highly cyclical business. Do we have time for one more question?

Q:                                                                                    Eric, John Roberts here, Buckingham Research, 18% of your sales are in the emerging markets, Ecolab is, I think, somewhere in the same percentage, are there countries that you’re in that Ecolab is not in, countries that they’re in that you’re not in that you can each provide beachheads to pull each other through?

Answer:                                                   Yeah, I think one example of where we’re in and we’ve put a lot of investment in the last few years that’s right for Ecolab is, and they’re smaller, India. So we’ve got a decent position in India, far less than I believe we should have, and we’re going to build that. And I think Ecolab is starting from a lower beginning there and we’ll both do very well. India has huge water issues and huge cleaning and sanitization issues, and an increasing strength of their economy that they have high value in addressing those issues. So I think that would be one example. I think Brazil, Ecolab is stronger than we are; I think we’ve got a decent position, but I think like India, there’s huge opportunity for both of us to strengthen our position. And we’ll look around the world, and what I would say is both companies have been investing aggressively in emerging markets. It takes time to pay that back. When you’ve got a bigger base to spread out the cost of going there among more businesses, among more revenue it’s much faster return on that investment, much more likely that we can invest more aggressively in emerging markets. So I’m very bullish on our ability to continue both companies very high growth rates in emerging markets. Okay, I’ll turn it back to Mike.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Phil Mason:                                So a quick word on Nalco. The Nalco business will be aligned strategically as it is across the rest of our businesses globally. What I’m interested in, of course, very specific to my markets, are some of the infrastructure opportunities that gives us in places like the Middle East and Africa. We’ve got plans to move into Egypt. We’ve not been in Egypt in the past. They’ve got a structure there. We’ve got an opportunity to get in there more quickly and far less expensively than it would have taken us. And we’ve got a potential here to leverage a broad infrastructure around the shared services environment, looking at offices, looking at supply chain, and I can talk to you only about these as opportunities today. But I can tell you for sure that whatever we can do to help us deliver Renaissance, deliver our restructuring and deliver it more quickly, we’re looking forward to benefit from Nalco on that. So we’re really hard at work now identifying specific integration opportunities and trying to determine how best that’s going to facilitate our objectives in EMEA.

So in summary, I’ve spent now about 15 months in Zurich running the EMEA business. I think it’s a great opportunity for Ecolab. I think that the objectives that we’ve set for ourselves are very achievable, even in today’s environment. We’ve got a very good aggressive team that’s after it. I have met my counterpart in Nalco in EMEA. I think they are there as well. What we have here is leadership I think that maybe the governments and some others in Europe would like to have, but we’ve got it. We’re not going to let any of that slow us down. We expect that we’re going to get after the $15 billion opportunity, including entry into white space that we’re not in today, and we expect this to develop into a more rapid-growing, more profitable, stronger business in Europe for Ecolab.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Jim White:                                      So what are the imperatives? It’s pretty simple what we need to get done. I mean we know what works in these businesses and how to build them. It’s about corporate accounts, consistent service at the unit level and driving anchor innovation under our segments. We need key leadership in emerging markets because that’s where the growth is going to be going forward. We’ve got to build the infrastructure and organization to support growth, but also put us in a position to drive leverage from an operating margin, continue to build out our capabilities in Pest, in Healthcare and look to leverage the scale that Nalco is going to give us in some of the CTC opportunities. And Erik was asked that earlier today. I mean it has a chance to be a real game-changer for us in a few markets, when you look at Brazil, India and some other places where we’re still a little bit under scaled and not quite in a position to take advantage of all the opportunities.

So in summary, good news is we’ve got a big market there. We’re chasing around $17 billion now. We’ve got a small share of it. That opportunity, we believe, is going to continue to expand and grow. We’ve got the team in place and the capabilities in place to take advantage of that and to grow our business. The global customers who are really winning and driving that expansion want global standards and we’re best positioned to deliver that. And, now Nalco really puts us in a position, I think, to accelerate that growth and get after an additional $7 billion of market opportunity.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Larry Berger:                       So, maybe just last a couple of words around Nalco and Ecolab. I know Erik touched on some of this. So I would just share my perspective, which I think really resonates well with now about 1300 combined scientists and engineers across our two companies. We really see this complementary expertise. We have hired over the years several people from Nalco who really have fit in well at Ecolab and they bring a perspective and an industry depth that I think will very much complement our core capabilities. Nalco is by reputation to us, both a scientist as well as in the spaces where we mutually serve customers, of being incredibly technically sophisticated in deep organization. I think we have complementary skills and near-end opportunities to go after helping one another.

And I just maybe call out just a few examples. The first of which — and Erik talked about this — that Nalco is very deep in managing utility water. So think about boilers and coolers, etcetera. So a very deep competency. Ecolab has a very deep competency in process water associated with all the cleaning operations. We’ve never had a single company that has the capability to knit those two together and really manage facility water in a holistic way. So we are incredibly excited about that. At its core, I think Nalco has a very similar innovation portfolio and management tools that we have. They practice water and technologies and cleaning chem — in chemical platforms that are not very different from ours, but where there’s really, I think, a lot of excitement is near-end opportunities to leverage from the Ecolab side, some of our antimicrobial technology. So we’ve really mastered that, if you will, putting it on surfaces, putting it on hands, putting it on food. Now we’ll leverage that, taking it into water. Our solids capability. We’ve been talking with our soon-to-be colleagues at Nalco and we can see some really exciting opportunities to leverage our solids capability. We of course, also have a lot of depth of expertise in what I’ll call closed vessel cleaning. Clean-and-place technology that we use in our industrial spaces that could be leveraged, we believe, quite successfully to many of Nalco’s end-use markets. And similarly, some of the capability that Nalco has — Trasar is an incredible unique capability. We’re very excited to have access to it to reapply it to some of our markets.

Secondly, Nalco as you know, is more vertically integrated that Ecolab and has a depth of expertise in polymer science. We see a lot of those polymers, frankly, as being new actives put into our cleaning formulations where we haven’t had that in-house capability before. And lastly, Nalco is ahead of us too in having made some significant investments in Brazil, India and China, which gives us critical mass to leverage those points and so we’re bringing our joint teams together.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Steve Fritze:                             When we look at Nalco, first off we see the same fundamentals for constituency and predictability as depicted here. This is a chart that we’ve put together and some of you have seen. Basically, take a look at both Nalco and Ecolab’s index to operating income. This starts at the end of 2006 and it’s quite interesting that over this tumultuous four-year period, basically on an index perspective, both businesses end up at exactly the same spot in terms of an index over that starting point, by the end of 2010. And you can also see an incredibly similar peaks and valleys and seasonality to the business of Ecolab. So frankly, the patterns are very familiar to us at Ecolab.

The fact is, Nalco too has actually a strong record of meeting expectations. First, the current management team has met their annual guidance in both — in both years that they’ve provided it, having decided not to give guidance in 2009. They also have a strong record of meeting quarterly consensus forecasts. They’ve met sales, adjusted EBITDA and EPS in a very high percentage of the quarters over the past four years, with a few of the misses being in 2009, the year of the very — of the great recession, so to speak. And this is despite not having quarterly guidance, as well as dealing with the impact of much higher leverage and how that impacts earnings per share volatility, because of course, any additional — any income variance is magnified at EPS and also, on the tax line, you’ve seen the tax line move around, which at sometimes has been due to basically having to repatriate cash in an inefficient fashion from overseas at inopportune times. So that’s kind of the Nalco predictability. We see fundamentals that are very strong.

As you know, transparency and predictability is incredibly important to Ecolab, so post-merger we intend to continue to providing quarterly transparency and the quarterly expectations. We won’t have those leverage issues that have impacted both the magnification of income variances, as well as what it does to the tax rate and we will work hard, as you heard from Erik, to create an even more predictable platform in how we purchase, contract in center associates, etcetera, to really help minimize any — or to maximize predictability.

And then, finally, on top of this, really, at the end of the day, we are going to be fundamentally a more diversed, balanced platform which should benefit overall consistency.

The third shareholder value driver is the principles around how we manage the balance sheet and cash flow fundamentals of the business. The principles are quite simple: maintain a strong investment grade profile in order to maintain optionality or flexibility. This shows up in a number of different ways. First of all, our A credit rating that we’ve maintained over a long time. And how we structure the merger transaction itself and in our recently announced share repurchase program. It’s really about optionality and flexibility. The principles are achieved by the terrific cash flow fundamentals and the low capital intensity of the individual businesses and the benefits of the synergies of the combination. In fact, even the bulk of the capital expenditures are actually revenue generators. The dispensing equipment for our products, which is equivalent to putting in the razor into the account for which we then sell the razorblades.

The company announced a share repurchase program. This is a perfect example of optionality. We repurchase — we announced the $1 billion share repurchase program just a couple of days ago. From our perspective, this is the right balance between driving shareholder value and maintaining flexibility in the balance sheet. It’s to be funded with both debt and operating cash flows and we expect to maintain a strong investment grade ratings and still continue to have the financial flexibility. And for those who didn’t notice, to provide some perspective on this, yesterday at the end of the day, S&P issued what they expect the credit rating for Ecolab to be, including the share repurchase program, after the close of the transaction, and it came out as a triple B plus. So a very strong investment grade rating. And I’ll talk more about that in a moment.

From a balance sheet perspective in terms of how we are going to close the transaction, this is really indicative of what’s right and before us at this point. First of all I’ll start off by saying as of a couple of hours ago, we have, in fact, closed on the two facilities that are on this chart. So the $2 billion, 364 facility, as well as the $125 billion five-year facility is closed and in place. So effectively at this point in time, we do have the funding in place to be able to close the transaction. If you look at how we look at the uses and sources of capital to do that, walking down this chart we have about $300 million of existing Ecolab CP. Cash Nalco shareholders is about a billion seven. We’ll take out the Nalco bank debt and required to do so at close, transaction and other fees. So what we need to really close is $3.2 billion. The source of that is the credit facility of $2.7 billion. We will use all but $800 million of that and we also intend to term out $500 million worth of seven-year private placement notes here shortly. It’s what we will now move on to. But effectively, even without that $500 million, we are prepared financially to close the transaction.

The next page really goes through what will happen after close. So after close we will — it’s highly likely we will also take out the Nalco senior debts, as well as the share repurchase that we just announced. Now I’m not saying that that is going to be done right after close, there’s just no other way to put it in the presentation here. It’s something that we need to be prepared for. The commitment was that it would be done between now and yearend 2012. So those uses are $2.7 billion. We will pay down $2 billion of the credit facility, so we’re likely to have about $700 million of outstanding CP at that point, and do another $4.7 billion worth of term financing. So in the end, here is what it will look like. We’ll have $5.2 billion of long-term debt. We’ll be into the credit facility by about $700 million and you can see all the uses that we just spoke to.

I do want to read something actually, because this relates to the credit rating, the triple B. So this is from the S&P report that did come out. And it says, because we were quite happy with the triple B plus credit rating, it says, “We expect that the acquisition will improve Ecolab’s business risk profile.” So two things go — come into play when determining a rating and it’s the business risk profile, as well as the financial risk. They are moving our business risk profile to excellent from strong. They basically go on to say that, hey, they view this as a very positive transaction in the sense of the diversity of the business, etcetera, and that that will in part offset the additional financial risk. So that’s why we’re getting the credit rating that we will be getting.

On a go forward basis, the principles of use of cash flow will remain the same, increase our dividends, and do it in a consistent fashion. We’ve paid dividends for 74 years. We’ve increased them for the last 19 years. We do have money, as I’ve said in the past, and the cash flow plan for selective acquisitions. We’ll be repaying the debt and utilizing any additional free cash flow for other share repurchase. And I’m really talking about in the out years of this transaction. So there you have it from our perspective.

If you take a look at the growth enablers, Ecolab and Nalco, very strong on both sides, consistency and predictability. We actually — Erik was talking to this before. Maybe one is the platinum standard and one is the gold plus or A minus platinum standard. But both businesses are quite consistent and predictable. And we’re going to maintain strong and very strong cash flow fundamentals.

So at the end of the day, and we’ve given out I think nearly most of these numbers, we said at the end of the earnings call that this merger, from our perspective in every metric, really makes Ecolab a stronger, more powerful shareholder value driver. It’s going to be accretive, approximately 10 cents a share next year on a cash basis. Because of merger accounting that’s really closer to 60 to 70 cents a share. That’s huge accretion. It’s just being hidden in part, so that’s the cash flow side of the accretion versus merger accounting. By the end of 2016, you could see in the S-4 filing, we’re looking at like 67 cents accretive. And obviously the difference between that and cash is almost the same because intangibles won’t have been amortized fully at that point, so it’s another 50 to 60 cents. So very strong cash EPS. And obviously from a shareholder wealth perspective, there’s lots of different ways to calculate this. Many would have numbers bigger than this, but we’re really talking about creating shareholder value here, at least an additional $4 billion from where we were before. So strong value accretion accreting to the shareholder.

So in summary, I think you saw how we think about creating shareholder value: growth enablers, consistency and predictability, strong balance sheet, cash flow fundamentals. The Nalco merger is only accretive to all of that. There’s a solid plan in place now to fund it. We’re maintaining a very strong credit rating in funding it and doing the share repurchase. And we expect to continue predictable to be able to deliver exciting EPS growth and shareholder returns. Yes, Bruce.

Bruce:                                                            Can you walk through what is included and is not included in the accretion? Is there anything that like on the revenue side maybe that’s maybe where there’s a potential where it might not be included, but there’s a potential to have additional…?

Steve:                                                               Well, kind of throughout the items we have opportunities to potentially outperform from a top line perspective, from a cost savings perspective. We are not in any way updating our guidance. The 10% was the guidance or the 10 cents was the guidance. But interest rates, we had indicated earlier would be about 3.5%. That was without share repurchase. We now view it as being less than 3.5% with share repurchase. So our guidance is our guidance, but there’s clearly opportunities to improve on that.

Bruce:                                                            So it does include the revenue synergies that were an estimate…?

Steve:                                                               Yeah, we actually — we took a conservative view and put in zero in the model in the first year. We did have cost synergies in the model.

Bruce:                                                            [inaudible]

Steve:                                                               Oh, yeah. Revenue synergies go up to, I think I showed the chart earlier, a half a billion dollars after a few years.

Q:                                                                                    Yeah, two questions. One, can you briefly outline how you calculated that 4 billion in shareholder value accretion? And then secondly, maybe it’s not that big of a deal, but in terms of your sources and uses, are our asset sales, not divestitures, but asset sales additive to the sources side down the road?

Steve:                                                               Yeah. So I’ll answer the second one first because it’s an easy answer. No they’re not. The first question, you know all the assumptions around discount rate, terminal value, etc., and that’s why I say we really took the most conservative model around this and that’s the number that I’m expressing here. But it’s more technical of a conversation than for this kind of audience. I’d be happy to talk to you individually.

Q:                                                                                    Looking at your three long-term goals, the 15% EPS growth, the 20% return on shareholder, beginning shareholder equity, and the investment grade credit rating, it seems like there’s a natural tradeoff between those three. In other words, you could always            your return on equity by levering up or increase your EPS growth by investing in some lower return business.

Steve:                                                               Right.

Q:                                                                                    Has the thinking on which of those is more important changed or are they all kind of equally important or is one more important than the other?

Steve:                                                               No. That’s a great question. I’m glad you asked it. Really I think I would look at our actions over the last bunch of years because it’s really a balance. And so, we aren’t going — and that’s why it’s important to have all three of those. We aren’t going to sacrifice an investment grade balance sheet because that puts the business in potential risk. We want a very strong investment grade balance sheet, so that’s one of the things we looked at before the share repurchase, which obviously can improve shareholder returns and accretion. But I think over time we’ve really proven that when you look at each of those that we’re going to have a very careful balance, that at the end of the day is the thing that really creates shareholder value because you don’t really want us putting the company at risk in any way either. Last question.

Q:                                                                                    So you plan to spend the 1.7 billion to repay the Nalco senior bonds, and there’s about 1.5 billion of those outstanding, which implies you plan to spend about a $200 million premium. So does that amount assume roughly a 112 average price using the equity            feature or 116 average price based the T plus 50 calculation?

Steve:                                                             Well — Doug do you want to? Well, actually note that those were like numbers that were in billions, so there was only one point in there. So, frankly, on the particular assumption, because I know the bondholders want to have a bunch of information around this, I’m going to defer and not answer that question because — and at the end of the day the bonds themselves, they will only be redeemed if it makes economic sense. We know that there’s significant            payments, etc. There’s not very much duration. The EPS implications are effectively negated by purchase accounting, so we’re only going to do this if it makes a smart — it’s smart economically to do so.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Q:                                                                                    A couple of questions. First, it seems that Nalco will benefit as a business from the combination in a significant manner. The question then is, is the 11 times EBITDA price, and given that they have debit, and given that you’re also diluting the existing shareholders, is that a fair price for this deal? What’s your view on that? That’s my first question.

Doug:                                                             Are you trying to negotiate me up or down?

Q:                                                                                  I don’t know. I just wanted to hear your thought.

Doug:                                                             Well, I guess the answer is we did it, so I don’t know what else to say. Yeah, I feel like it is a fair price. I guess the best sign of that is, we’ve had people on both sides of this; Nalco shareholders thinking they should have gotten more and Ecolab shareholders wishing we would’ve paid less. And I imagine that Erik and I were probably in similar positions mentally when we were going through this. But, yeah, I think the way the deal was structured and the deal that we have struck and in what we believe we can go deliver, I think this is going to be a very good value to both Nalco and to, most importantly to me, to Ecolab shareholders. So I think it’s going to be very accretive to Ecolab.

Q:                                                                                  Thank you. Second question, I noted(?) you use a lot of acronyms with your Ecolab…

Doug:                                                             Yes we do. And we even held back.

Q:                                                                                  Is there a risk that you might go and become too complicated to manage? Any chance of that?

Doug:                                                             Well, is there a risk? Yeah, I hope we do some day because that’d be about 30 billion. Yeah, I mean I think you always have to make sure that you can stay close to the business. I think our operating model — I mean we’re running 14 plus businesses today in 160 countries, so it’s not that we’re running a very simple empire, a simple business, and suddenly we’re becoming quite complex. I think we’ve got the ability to manage a complexity that we’re taking on. In many ways, I might add, I think this will help us in many areas because right now we have, if you will, you get a $6 billion business, we’ve got undue complexity. And I think the add-on, frankly, if you will, balances size and complexity in a better way for us going forward. Somebody else asked me that. I think we’re in good shape to go run this. I think any corporation’s got to think about that. But I think at 11-12 billion, we’re a long way from being in a position where we’re going to lose our entrepreneurial spirit.

Q:                                                                                    Thanks, Doug. The $150 million synergies in the integration meetings, is that number conservative, what could it be on the upside in your view?

Doug:                                                               Yeah. Well, yeah, I think at lunch I can sense that 151 was a lot more likely than 149. And I think we’ve tried to go out and say that the 150 is on the conservative side of the estimate of cost synergies, but what we’ve done in our forecasting. And so, I think Steve and I want to be very careful. We have a $3.00 number out for next year’s EPS, and there’s a whole of things that go drive this. What’s the underlying economic situation? What’s going to happen on a whole to our other business? That’s the right number for us to go use. Our team is going to be chasing a larger number than 150 million. I guess you would probably be shocked to hear me say anything else than that. And I would expect that the team — they typically deliver what they go after. With that said, this needs to still be viewed, I think in this light. We are going after growth, number one. That is a number one priority. We want to make sure that we’re enabling growth and that our integration work never gets in the way of our ability to serve customers, i.e., that we don’t get so aggressive that we trash our ability to ship, bill, and collect. And it’s shocking how many times people do that. So that needs to be the focus. But I think Steve alluded to it. Yeah, I mean there’s going to be downsize in our estimates. There always is. And there’s going to upsides. We will hope that the synergies is an upside.

Q:                                                                                    Doug, in your latest filing, when you look at the projected CAPEX. I looked at what Nalco projected they were going to spend over the next four, five years, and then your adjusted numbers, which are higher than what Nalco expected. Could you share with us what you saw or which kind of investments you think that they should be doing and they had not done because maybe the lack of liquidity?

Doug:                                                               Yeah, I think the only — and I don’t really remember exactly what was in Nalco’s number and not in it. I do know that we added a new reactor plant that they, we agree, that they believe they need that they have not pulled the trigger on, and we spread that over a few years. That’s rough $100 million, maybe a little more for that type. And it’s also kind of a generational type investment that you need to make. That would probably be one of the out-size(?) investments. And the other part comes down to conservatism; that we don’t intimately understand their model. And so, we are, on many of these areas, you know you’re going to be wrong and some central, so you try to build known buffers to offset the unknown misses that you always have when you do these integration models. And so, I would say it’s probably a            of those two things.

Q:                                                                                    Hi, Doug. We talked a lot about the opportunities for the synergies on the growth side and on the cost savings, but can you talk a little bit about clearly the deal takes a hit to your pristine ROIC temporarily. Can you talk about the strategies to improve the ROIC then over the next several years?

Doug:                                                               Yeah. Well, we’ve been here before. And so, if you go back to what our ROIC did pre and post, say the JV buy, anytime you do one of these, particular because of purchase accounting and the other, you are going to take a nature hit. I would say if you do, if you look at this on a cash return basis, and it’s a pretty attractive view looking at it, but when you have the deal accounting in, you take a natural hit. Over the last five years we’ve added 500 points to our returns, and we have done it, principally not becoming brilliant guys on the capital side, but continuing to drive, if you will, more via the same type of capital investments. Get more ROI. And that’s also the side of the equation we like to play on because it’s got all the leverage in terms of generating return. We will do the same things over there. And it’s exactly where Erik and the team’s head is right now. If you look at their plans, what they’re doing. And so, what’s masking, I think, some of the really good work there is, Erik and the team doubled their R&D investment, heavied up the investment in the emerging markets. They did it all in the P&L. And so, what this naturally masks was, what I would call the leverage that you get from just growth has been somewhat covered because they had to do heavy up investments. So as you bring this on you are bringing a P&L, which we think is fully reflective of the operating costs you need in it. And so, the growth now, I think is going to have more margin advantage for Nalco than it did in the recent past. And so, we’ll do the same plays we’ve been doing.

[Information unrelated to the proposed Nalco transaction has been omitted.]

Q:                                                                                    Doug, John Roberts. I think Erik said if you can get the Nalco share of water at institutional up to the Ecolab, institutional share was about a $700 million pot to go after there, and that the revenue synergies in food and beverage are actually their largest, so they would be bigger than the institutional water revenue synergies. So that 500 million that we’ve got in the out-years for revenue synergies is something like maybe a third of the pot that over a longer period of time you’d kind of hope to keep going after, that you don’t stop at 500.

Doug:                                                               True.

Q:                                                                                    And that the target is maybe multiple times that if you go out longer or if you’re more successful.

Doug:                                                               Yes. The 500 million was year five estimate. We don’t plan to stop. But yeah, but you’re right.

Q:                                                                                    Doug, at the risk of over simplification, if I look at Ecolab as a bet on the consumer, if I look at Nalco as a bet on industrial growth, it sure seems to me like betting on industrial growth going forward is a whole lot better bet than betting on the consumer who is flat on his back, over leveraged, so forth and so on. Is that a good way to characterize this acquisition, particularly given what we’ve seen and the lack of unit growth in your traditional flagship institutional markets?

Doug:                                                               Well, I would say certainly Nalco’s profile is much more industrial than ours. Ours is — 30% of our exposure would be industrial today; F&B, textile, care. So it’s not — I don’t think it’s a binary thing. They’re 100 more than zero. Yeah, but I would — yes, it’s a bigger bet in the industrial side. I mean obviously we liked it or we wouldn’t do it. But I wouldn’t write off, by any stretch, because we’re not. What we’re going to be able to do on the food service and the other side. So the consumer is impaired here. You saw. Mike came up. We’re expecting to be accelerating, on the institutional side, to smack in the middle of the food service melt. And it’s going to be doing 4 or 5% this year with plans to accelerate through innovation, and frankly, I think a stabilization of the market going forward. And there is a lot of growth in those industries in the emerging markets. That is still going to be a very important play long-term for us.

Q:                                                                                    Doug, one of the dynamics you’ve talked about before with respect to Ecolab’s ability to smooth its price on raw material costs over time is the way you procure your raw materials with lags on the upside and lags on the downside. So with respect to Nalco, how far along are they, or are they, in negotiations with their raw material suppliers to move to a means of procurement closer to yours to help stabilize their earnings profile and bring it a bit closer to yours?

Doug:                                                               Yeah, I would say there’s a whole lot of planning sessions going on right now, particularly in North America because we have HSR clearance, and so, here how we look at it. So a lot of that work is happening right now. But first it’s plan and understand what we want to do. We share just because the chemical industry, as you all know, has gone through a huge consolidation. And so, while we may have a different portfolio of products that we buy, we have the same supply or vendor list as you go through. So our expectation is we’ll learn from each other and be able to deploy the strategy that we each use to the benefit of the combined company, so we’ll go after some of that.

Q:                                                                                    Hey, Doug. To the extent or assuming that you do get some upside to those cost synergies you’ve laid out for the acquisition, to what extent do you think you’d like it flow to the bottom line versus reinvesting it or the many growth opportunities you seem to have for top line growth between the two companies?

Doug:                                                               Well, it’s such a situational question. I mean there’s this — I think what we want to do is make every smart bet we can make that makes sense from a shareholder’s standpoint. Usually the limiter historically for us hasn’t been cash. It’s been how many of these can you realistically do and execute with excellence. And my guess is that’s going to be the limiter again. And that’s not a bad limiter. And so, the great thing about this business, it’s target rich. And the thing is we’ve got to focused, pick the best ones, make sure that we got the people and the talent after it, as well as the cash behind it. And I would guess that ultimately the governor is going to be people and bandwidth of organization, not cash.

Q:                                                                                    Have you thought far enough ahead to think about how you’re going to incentivize the sales force to take advantage of these cross-selling opportunities between the two companies?

Doug:                                                               Well, we do a lot of it today. I don’t think we have sat down and said how are we’re going to go change compensation either on the historic Ecolab side or historic Nalco side. But we have compensation programs right now on the Ecolab side that incents CTC growth. Our corporate account people have a target to sell other division stuff. It’s part of their bonus. So they are rewarded directly for executing against that today. It’s been effective. We’ll talk about it.

Q:                                                                                    …better question for Erik. But he mentioned in his remarks that Nalco’s balance sheet prevented them from maybe doing some acquisitions that they would have otherwise done. I wanted to get your sense about what the pent up acquisition opportunities might be like in that business. And if maybe if you could comment, if you see Nalco segment being more acquisitive than your base business or maybe the other way around going forward.

Doug:                                                               Well, I think we’ll view as we do today. I mean we’ve got strategic goals on acquisitions. And then you start rating them across a number of metrics, which is how we do it. At the end of the day, we chase the acquisitions that make the most sense for the company. I guess you might think that they’ve got riper, lower hanging fruit. That’s an assumption that I probably have. But it needs to be borne out in fact. And so, they do have a list of targets that they want to get after. Honestly, we had a list of targets we wanted to get after in the water space. Our problem was we had money, but we didn’t have, if you will, the platform to leverage it. And they’ve got the platform and they didn’t have the money. Now we’ve got the two together as we go through it. But I want to — I think it’s important to note, healthcare remains a priority. Expanding pests remains a priority. Technology plays for F&B and institutional will remain a priority, too. And we also built in M&A money, as Steve outlined in uses of cash. So we still believe we are going to be in the M&A game. Not in the $8 billion M&A game. Not that. But doing the bolt-ons and the types of things that we traditional did because they’ve been very, very accretive to shareholders. So. But my guess is, yeah, they may have a richer list near-term, but we’ll see.

Q:                                                                                    Thanks.

Doug:                                                               Anybody else? Time for a tour or at least to get out? We’re good. Well, thank you all for your attention and spending the time with us today. Appreciate it.

END

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Nalco merger, integration plans and expected synergies, the expected timing of completion of the merger, financing arrangements, and anticipated future financial and operating performance and results, including estimates for growth, earnings per share and cash flow. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab filed with the SEC on August 31, 2011 in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab filed with the SEC on August 31, 2011 a registration statement on Form S-4 (commission file number 333-176601) that includes a joint proxy statement of Ecolab and Nalco and that also constitutes a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus may be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary, and security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed by Ecolab and Nalco with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.